UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 September 2023
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transition to US Primary Listing Complete

Press Release
Transition to US Primary Listing Complete

CRH plc, the leading provider of building materials solutions, is pleased to announce the successful transition of its primary listing to the New York Stock Exchange (NYSE) today which marks a historic milestone for the Group.

The Group will retain a standard listing on the London Stock Exchange.

We believe a US primary listing will bring increased commercial, operational and acquisition opportunities for our business, further accelerating our successful integrated solutions strategy and delivering even higher levels of profitability, returns and cash for our shareholders.

North America represents approximately 75% of Group EBITDA and the US is expected to be a key driver of future growth for CRH due to continued economic expansion, a growing population and significant construction needs.

As the leading building materials solutions business in North America, CRH is uniquely positioned to capitalise on the strong growth opportunities in the US construction market, underpinned by long-term structural tailwinds from federal, state and municipal funding support.

Albert Manifold, Chief Executive of CRH, said: "Today marks an important milestone in CRH's development which will enable us to fully participate in the significant growth opportunities that lie ahead for our business".

To mark the transition of CRH's primary listing to the NYSE, the Group will host an investor presentation in New York later today. A live webcast of the event will commence at 12.30pm US Eastern Time and registration details are available on crh.com.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Jim Mintern	Chief Financial Officer
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (NYSE: CRH, LSE: CRH) is the leading provider of building materials solutions that build, connect and improve our world. Employing c.75,800 people at c.3,160 operating locations in 29 countries, CRH has market leadership positions in both North America and Europe. As the essential partner for road and critical utility infrastructure, commercial building projects and outdoor living solutions, CRH's unique offering of materials, products and value-added services helps to deliver a more resilient and sustainable built environment. The company is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. A Fortune 500 company, CRH's shares are listed on the NYSE and LSE.

Disclaimer / Forward-Looking Statements
In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "believe", "continues", "is expected to", or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

In particular, the following, among other statements, are all forward looking in nature: statements regarding the expected execution and/or anticipated benefits of a transition to a US primary listing; plans and expectations regarding future business opportunities, strategy, profitability, and cash returns for shareholders; expectations regarding future drivers of growth for CRH; and expectations regarding funding support.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond the Company's control or precise estimate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other factors, economic and financial conditions in the regions where we operate; adverse changes to laws and regulations; and the risks and uncertainties relating to CRH described under "Principal Risks and Uncertainties" in the Company's H1 2023 Interim Results announcement, as well as under "Principal Risks and Uncertainties (Risk Factors)" in the Company's 2022 Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 25 September 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary